Tel Aviv, December 1, 2010 Our ref: 10793/3501

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Shamir Optical Industry Ltd.
Schedule 13E-3 and related Information Statement

Ladies and Gentlemen:

Concurrently with this letter, Shamir Optical Industry Ltd., together with the other Filing Persons listed therein, has filed a Schedule 13E-3 and related preliminary Information Statement (the “Schedule 13E-3 Filing”).

Please do not hesitate to contact the undersigned at +972 (3) 607-4479 (or by email, shacharh@gkh-law.com or fax, at +972 (3) 607-4566) with any questions or concerns, with copies to the parties noted on the cover of the Schedule 13E-3 Filing.

Sincerely, /s/ Shachar Hadar Dr. Shachar Hadar, Adv.